UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

INTERACTIVE STRENGTH INC.

(Name of Issuer)

common stock, par value $0.0001 per share

(Title of Class of Securities)

45840Y 104

(CUSIP Number)

block.one

c/o Maples Corporate Services Limited, PO Box 309

Ugland House, Grand Cayman KY1-1104

Grand Cayman

With a copy to:
Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON block.one
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 3,376,779 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 3,376,779 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,376,779 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.57% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Consists of 3,376,779 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by block.one Investments 1 (“Investments 1”), a wholly owned subsidiary of block.one. This amount includes (i) 24,000 shares of Common Stock received upon the automatic net conversion of 24,046 warrants and 147,288 shares of Common Stock received upon the conversion of convertible notes in the aggregate principal amount of $1,178,308.92 held by Investments 1 prior to the initial public offering of the Issuer’s Common Stock, which offering closed on May 2, 2023 (the “IPO”) and (ii) the acquisition of 187,500 shares of Common Stock in connection with the IPO.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 14,327,067 shares of Common Stock outstanding as of May 2, 2023, as reported by Interactive Strength Inc. (the “Issuer”) on the prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on May 1, 2023 (File No. 333-269246) (the “Final Prospectus”).

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON block.one Investments 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,376,779 (1)
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 3,376,779 (1)
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,376,779 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.57% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Consists of 3,376,779 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1. This amount includes (i) 24,000 shares of Common Stock received upon the automatic net conversion of 24,046 warrants and 147,288 shares of Common Stock received upon the conversion of convertible notes in the aggregate principal amount of $1,178,308.92 held by Investments 1 prior to the IPO and (ii) the acquisition of 187,500 shares of Common Stock in connection with the IPO.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 14,327,067 shares of Common Stock outstanding as of May 2, 2023, as reported by the Issuer on the Final Prospectus.

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON Brendan Francis Blumer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 3,376,779 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 3,376,779 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,376,779 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.57% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Consists of 3,376,779 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1. This amount includes (i) 24,000 shares of Common Stock received upon the automatic net conversion of 24,046 warrants and 147,288 shares of Common Stock received upon the conversion of convertible notes in the aggregate principal amount of $1,178,308.92 held by Investments 1 prior to the IPO and (ii) the acquisition of 187,500 shares of Common Stock in connection with the IPO.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 14,327,067 shares of Common Stock outstanding as of May 2, 2023, as reported by the Issuer on the Final Prospectus.

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON Kokuei Yuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 3,376,779 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 3,376,779 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,376,779 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.57% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Consists of 3,376,779 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1. This amount includes (i) 24,000 shares of Common Stock received upon the automatic net conversion of 24,046 warrants and 147,288 shares of Common Stock received upon the conversion of convertible notes in the aggregate principal amount of $1,178,308.92 held by Investments 1 prior to the IPO and (ii) the acquisition of 187,500 shares of Common Stock in connection with the IPO.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 14,327,067 shares of Common Stock outstanding as of May 2, 2023, as reported by the Issuer on the Final Prospectus.

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON Andrew Bliss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grenada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 3,376,779 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 3,376,779 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,376,779 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.57% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Consists of 3,376,779 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1. This amount includes (i) 24,000 shares of Common Stock received upon the automatic net conversion of 24,046 warrants and 147,288 shares of Common Stock received upon the conversion of convertible notes in the aggregate principal amount of $1,178,308.92 held by Investments 1 prior to the IPO and (ii) the acquisition of 187,500 shares of Common Stock in connection with the IPO.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 14,327,067 shares of Common Stock outstanding as of May 2, 2023, as reported by the Issuer on the Final Prospectus.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Interactive Strength Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1005 Congress Avenue, Suite 925, Austin, Texas 78701.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	block.one, a Cayman Island exempted company, which is principally engaged in making investments in a broad range of assets;

(ii)	block.one Investments 1 (“Investments 1”), a Cayman Island exempted company and wholly-owned subsidiary of block.one, which is principally engaged in making investments in a broad range of assets;

(iii)	Brendan Francis Blumer, a citizen of Hong Kong and director and shareholder of block.one;

(iv)	Kokuei Yuan, a citizen of Japan and director of Investments 1; and

(v)	Andrew Bliss, a citizen of Grenada and director of Investments 1.

The principal office and business address for each Reporting Person is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The directors and executive officers of block.one and Investments 1 are named on Exhibit 1 attached hereto.

During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

block.one entered into a settlement order with the Securities and Exchange Commission on September 30, 2019 (Release No. 33-10714). In connection therewith, on September 30, 2019, block.one received an order granting a waiver of Rule 506(d)(1)(v)(B) and Rule 262(a)(5)(ii) disqualification provisions pursuant to Rule 506(d)(2)(ii) and Rule 262(b)(2) (Release No. 33-10717).

During the last five years, no other Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In February 2023, Investment 1 purchased 2,650,884 shares of Class A common stock in connection with the Issuer’s rights offering for an aggregate purchase price of $1,359,506. In February 2023, all shares of Class A common stock were converted to Common Stock on a 1:1 basis. Prior to the Issuer’s IPO, Investments 1 owned (i) 3,017,991 shares of Common Stock, (ii) convertible notes in the aggregate principal amount of $1,178,308.92 and (iii) 24,046 warrants of the Issuer. In connection with the IPO, all of the warrants were converted to Common Stock on a 1:1 basis and the convertible notes were converted to Common Stock reflecting 6% interest rate for an aggregate amount of 147,288 shares of Common Stock for no additional consideration. At the closing of the IPO on May 2, 2023, Investments 1 acquired an additional 187,500 shares of Common Stock of the Issuer for $8.00 per share for aggregate consideration of approximately $1,500,000.

Investments 1 obtained the funds for the purchase of the Common Stock from capital contributions from block.one.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4. The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the Lock-Up Agreement (defined in Item 6 below) and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the document described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the shares of Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer (or any combination or derivative thereof).

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)	Investments 1 directly owns 3,376,779 shares of Common Stock, which represents approximately 23.57% of the total number of shares of Common Stock reported to be outstanding in the Final Prospectus. Each of block.one, Brendan Francis Blumer, Kokuei Yuan and Andrew Bliss beneficially owns 3,376,779 shares of Common Stock, which represents approximately 23.57% of the total number of shares of Common Stock reported to be outstanding in the Final Prospectus.

The filing of this Schedule 13D shall not be construed as an admission that any of Messrs. Blumer, Yuan or Bliss is the beneficial owner of any securities covered by this Schedule 13D.

(b)	The Reporting Persons have shared voting and dispositive power with respect to all of the shares of the Issuer owned by the Reporting Persons. The information disclosed under Item 5(a) above is hereby incorporated by reference into this Item 5(b).

(c)	The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5(c).

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

On January 3, 2023, Investments 1 entered into a letter agreement (the “Lock-Up Agreement”) with the Issuer, pursuant to which Investments 1 agreed that for a period of 180 days and up to 540 days from the date of the prospectus relating to the IPO (the “Restricted Period”),without the prior written consent of the underwriter and subject to limited exceptions, they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Issuer’s Common Stock. Subject to certain exceptions, the underwriter may in its discretion release some or all of the shares subject to the lock-up agreements with the underwriter prior to the expiration of the Restricted Period at any time, subject applicable notice requirements and in some cases, without public notice.

Investor Rights Agreement

On March 10, 2022, Investments 1 entered into an amended and restated Investors’ Rights Agreement with the Issuer (the “Investor Rights Agreement”), pursuant to which Investments 1 has certain specified registration and information rights with respect to the Issuer’s shares of Common Stock.

Amendment Agreement

On February 2, 2023, Investments 1 entered into an Amendment Agreement with the Issuer and Trent Ward, amending certain provisions of the Investor Rights Agreement.

The foregoing descriptions of the Lock-Up Agreement, Investors’ Rights Agreement and Amendment Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as Exhibits 3–5 to this Schedule 13D and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of May 12, 2023, by and among the Reporting Persons

Exhibit 2:	Directors and Executive Officers of block.one and block.one Investments 1

Exhibit 3:	Lock-Up Agreement, dated as of January 3, 2023, by and among the Issuer and Investments 1

Exhibit 4:	Amended and Restated Investors’ Rights Agreement, dated as of March 10, 2022

Exhibit 5:	Amendment Agreement, dated as of February 2, 2023, by and among the Issuer, Investments 1 and such other persons named therein

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023

Block.one

By:	/s/ Andrew Bliss
Name:	Andrew Bliss
Title:	Authorized Signatory

Block.one Investments 1

By:	/s/ Stephen Ellis
Name:	Stephen Ellis
Title:	Authorized Signatory

/s/ Brendan Francis Blumer
Brendan Francis Blumer

/s/ Kokuei Yuan
Kokuei Yuan

/s/ Andrew Bliss
Andrew Bliss